UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)(c), AND (d) AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)

                                (AMENDMENT NO. _)


                               INSTINET GROUP INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                    457750107
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

CUSIP No. 88632Q 10 3                 13G


   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Reuters Group PLC


   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]               Not applicable.
       (b) [ ]


   3.  SEC Use Only


   4.  Citizenship or Place of Organization:  United Kingdom


                       5.  Sole Voting Power: 206,900,000
Number of Shares       --------------------------------------------------------
Beneficially           6.  Shared Voting Power:  0
Owned by Each          --------------------------------------------------------
Reporting              7.  Sole Dispositive Power:  206,900,000
Person With:           --------------------------------------------------------
                       8.  Shared Dispositive Power:  0


   9.  Amount Beneficially Owned by Each Reporting Person:  206,900,000


   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):


   11. Percent of Class Represented by Amount in Row (9): 83.3%


   12. Type of Reporting Person (See Instructions):  CO


                               Page 2 of 6 pages

Item 1.

     (a)  Name of Issuer: Instinet Group Inc..

     (b)  Address of Issuer's Principal Executive Offices:

          875 Third Avenue
          New York, NY 10021

Item 2.

     (a)  Name of Person Filing: Reuters Group PLC

     (b)  Address of Principal Business Office or, if none, Residence:

          85 Fleet Street
          London, UK  EC4P 4AJ

     (c)  Citizenship: United Kingdom

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 457750107

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment advisor in accordance with
               (S)240.13d-1(b)(1)(ii)(E);

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F);

     (g)  [ ]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     Not Applicable


                               Page 3 of 6 pages

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned: 206,900,000

     (b)  Percent of class: 83.3%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 206,900,000

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
                206,900,000

          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit 99.1.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.


                               Page 4 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                         February 14, 2002
                                         -------------------------------------
                                                       (Date)

                                         /s/ Rosemary Martin
                                         -------------------------------------
                                                    (Signature)


                                         Rosemary Martin, Company Secretary
                                         -------------------------------------
                                                    (Name/Title)


Exhibit No.       Exhibit
-----------       -------
99.1              Subsidiary Chain of Ownership



                               Page 5 of 6 pages